OFFERING STATEMENT FOR:

APEX SPORTS LLC

(OPTIONAL QUESTION & ANSWER FORM) THE COMPANY

1. Name of Issuer: APEX SPORTS LLC, 1670 Eagle Glen Drive, Blacklick, OH 43004. Registered in the state of Ohio under Suite Seat LLC on March 8, 2017 (document no. 201706603958). Subsequently amended with name, Apex Sports, LLC on May 18, 2018 (document no. 201813801082)

ELIGIBILITY

2. APEX SPORTS LLC has certified that all of the following statements are true for them as an issuer:

• Organized under, and subject to, the laws of the State of Ohio State or territory of the United States or the District of Columbia.

• Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

• Not an investment company registered or required to be registered under the Investment Company Act of 1940.

• Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis- qualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

• Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation

Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

• Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

Answer: No

DIRECTORS OF THE COMPANY

4. The following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer were provided:

Name:
None At this time

Dates of Service:

Principal Occupation:
Employer:
Employer's Dates of Service:

Employer's Principal Business:

Previous Positions held with the Issuer:

OFFICERS OF THE COMPANY

Name: Marcus Davis

Start Date: 2017-03

Title: CEO

Responsibilities: Decisions and Operations of the Business

Other Positions Held: None

Name: Connor Morris

Start Date: 2017-03

Title: CMO

Responsibilities: Responsible for marketing and obtaining NFL talent to produce content

Other Positions Held: None

Name: Austin Fenstermaker

Start Date: 2017-03

Title: CTO

Responsibilities: Oversees Technology side of the business and aids in the operations of the Business

Other Positions Held: None

ALL OTHER EMPLOYEES

Name: **None at this time**

Start Date:

Title:

Responsibilities:

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder: Marcus Davis

Number of Securities Held: 460,000

 Class of Securities Held: Preferred

% of Voting Power Prior to Offering: 46.00%

Name of Holder: Connor Morris

Number of Securities Held: 290,000

Class of Securities Held: Preferred

% of Voting Power Prior to Offering: 29.00%

Name of Holder: Austin Fenstermaker

Number of Securities Held: 250,000

Class of Securities Held: Preferred

% of Voting Power Prior to Offering: 25.00%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

- Pitch deck has been attached as a file to this offering in the Form C

RISK FACTORS

8. The material factors that make an investment in the issuer speculative or risky is listed below:

1. Apex must be able to consistently build relationships with top athletes across multiple sports to get them to teach the "courses"

2. There are several other options on the market that are either in person, Pro-Camps, or online for Free, Youtube, so the ability to gain and take market share may be a problem.

3. As a SaaS company, the company must be constantly developing and fixing the errors that may occur on their site, or they may lose clients to other online avenues such as Youtube.

4. The Founding team are all relatively young, under the age of 30, and

do not have previous experience running a business or a technology company.

5. The site must be secure to protect against potential data hacks and take significant steps toward protecting the privacy of their users, or else they put themselves at risk for a potential lawsuit.

THE OFFERING

9. What is the purpose of this offering?

Apex Sports intends to raise $10,000 minimum in future equity under a Security Agreement for Future Equity) agreement attached in Form C. Investors can subscribe up to $107,000. Funds required are meant to be used for marketing, production, and business development.

10. How does the issuer intend to use the proceeds of this offering?

Item	Target Proceeds	Maximum Proceeds
Funding Portal fees	$800	$8,560
Execute NFL Deal	$8,000	$20,000
Marketing	$1,200	$9,000
Working Capital	$0	$10,000
Production Costs	$0	$12,000
Salaries	$0	$47,440
Total	$10,000	$107,000

11. How will the issuer complete the transaction and deliver securities to the investors?

All transactions will be completed by North Capital Investment Technology, Inc. Deliverance of these securities to the investors are performed by the North Capital Private Securities Corporation.

12. How can an investor cancel an investment commitment?

Investors may cancel an investment commitment at any time until 48 hours prior to the deadline date of 09/23/2018.

Thrivera will notify investors when the target offering amount has been met.

If APEX SPORTS LLC reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE The Offering

13. Describe the terms of the securities being offered.

APEX SPORTS LLC will give the right to future shares in their company. An investor will get a 20% discount on those shares. There is no valuation cap associated with this offering, so the shares will convert at the actual value of the company using the discount rate.

14. Do the securities offered have voting rights?

No

15. Are there any limitations on any voting or other rights identified above?

No

16. How may the terms of the securities being offered be modified?

None at this time.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

   A. Preferred shares are held by the Principal security shareholders. They will retain voting rights during this offering, and make decisions for the business.

   B. A convertible debt note in the total of $36,000 was issued in June/July 2017, and will come into maturity in July of 2020. Note holders will receive 8% interest and a conversion discount of 20% on their investment towards the future valuation of the company provided Apex Sports, LLC raises an institutional round of capital before the maturity date. (see

attached convertible note in Form C)

C. A Security Agreement for Future Equity for a total of $10,000 was signed on April 2018 to an investor. It includes a discount of 20% towards the future valuation of the company provided Apex Sports, LLC raises an institutional round of capital. (see attached SAFE in Form C)

18. How may the rights of the securities being offered be materially limited, diluted, or qualified by the rights of any other class of security identified above?

The rights of the securities being offered will not have voting, dividend, or a right to a percentage of revenue. The securities being offered simply reflect the percentage that a minority shareholder would hold with the company. The securities that management retains have access to these rights, and will retain decision making rights.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? If so, please explain below:

Outside of the lack voting rights, distribution, and a right to a percentage of the revenue that the company may generate, there are not differences. The securities being offered are only representative of the percentage of the company that a minority owner may hold in the company.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The officers of the company will retain the decision, voting, and dividend rights held by the company. The company has full decision rights in the company without a sign-off from non-voting shareholders.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the

future, including during subsequent corporate actions.

The company is not currently valued. It's too early to tell what their value could be. Instead, the company is offering a discount of 20% on future equity shares, which will be valued on a fair market approach during an institutional round of capital which is intended to be raised before July 2020.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

A minority owner will forfeit voting rights to the company, and the company will retain buyback rights after one year.

23. What are the risks to purchasers associated with corporate actions including:

• additional issuances of securities

• issuer repurchases of securities

• a sale of the issuer or of assets of the issuer or

• transactions with related parties?

Should the company successfully raise a subsequent round of financing from a professional investing institution in the future, the company will be officially valued at that time. That future valuation will determine the conversion amount for the securities issued pursuant to this offering.

Importantly, any minority owners are required to hold onto the securities issued in this offering for at least 1 year. After that period, owners can sell their shares back to the company who has buy back rights on these securities. Otherwise they can be offered to any other accredited

investor.

24. Describe the material terms of any indebtedness of the issuer:

Creditor: Investors from their Convertible Note are entitled to an interest return that is converted into equity upon an institutional fundraising round in the future.

Amount Outstanding: $36,000

Interest Rate: 8%

Maturity Date: July 2020

25. What other exempt offerings has the issuer conducted within the past three years?

Convertible Debt Note	SAFE
Issued: June & July 2017	Issued: April 2018
Maturity: July 2020	Maturity date: n/a
Total Raised: $36,000	Total Raised: $10,000

See form C for attachments

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

• any director or officer of the issuer

- any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power,

- if the issuer was incorporated or organized within the past three years, any promoter of the issuer, or

- any immediate family member of any of the foregoing persons.

Specified Person: **None at this time**

Relationship to the Issuer:

Director or Officer Nature of Interest in Transactions:

Direct Amount of Interest: $

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

 Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The company recently launched and has generated $500 in the month of operations. The company is looking to continue growth, and utilize the remaining capital on hand to finance this with this fundraise.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

- All the appropriate documentation for this issuer is filed along with the Form C

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

• In connection with the purchase or sale of any security?

• Involving the making of any false filing with the Commission?

• Arising out of the conduct of the business of an underwriter, broker,

dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
Answer:
Note: Thrivera's platform does not allow Issuers to user our platform if the above is answered with a "Yes" value.
(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- In connection with the purchase or sale of any security?

- Involving the making of any false filing with the Commission?

- Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer,
  investment adviser, funding portal or paid solicitor of purchasers of securities?

Answer: **No**

Note: Thrivera's platform does not allow Issuers to user our platform if the above is answered with a "Yes" value.

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- at the time of the filing of this offering statement bars the person from: (A) association with an entity regulated by such commission, authority, agency or officer, (B) engaging in the business of securities, insurance or banking, or (C) engaging in savings association or credit union activities?

- Constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

Answer: **No**

Note: Thrivera's platform does not allow Issuers to user our platform if the above is answered with a "Yes" value.

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

- places limitations on the activities, functions or operations of such person?

- bars such person from being associated with any entity or from participating in the offering of any penny stock?

Answer: **No**

(5) Is any such person subject to any order of the Commission entered

within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

• Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

• Section 5 of the Securities Act?

Answer: **No**

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

Answer: **No**

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

Answer: **No**

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Answer: **No**

Other Material Information

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors, and
(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

As a requirement set by FINRA, Wunderfund must disclose the following:

(1) Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;

(2) Wunderfund will notify investors when the target offering amount has been met;

(3) If APEX SPORTS LLC reaches the target offering amount prior to the deadline identified in its offering materials, they may close the offering early if it provides notice about the new offering deadline at

least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and

(4) If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

(5) If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

(6) Regulation Crowdfunding rules and regulations restrict the resale of securities for at least one year after the initial investment is made. After the one-year period, all investments in APEX SPORTS LLC can only be sold back to a restricted group of individuals (i.e. APEX SPORTS LLC, an accredited investor, a family member, or to the trust of a family member). Plus, there are no open exchanges where you can buy or sell your equity shares. Lastly, all the equity based securities on the Wunderfund.co funding portal are prohibited for resale based on the terms and conditions set by APEX SPORTS LLC to protect the number of shareholders on their cap table.

(7) If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Securities issued in this transaction, which are exempt from registration pursuant to section 4(a)(6) of the Securities Act, may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are transferred:

(1) To the issuer of the securities;

(2) To an accredited investor;

(3) As part of an offering registered with the Commission; or

(4) To a member of the family of the purchaser, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at: - **https://apexsports.io/**

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3) the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.